

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 9, 2012

<u>Via E-Mail</u>
Ms. Rene A. Schena
Chief Executive Officer
Arrayit Corporation
524 East Weddell Drive
Sunnyvale, California 94089

> **Re: Arrayit Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-16381**

Dear Ms. Schena:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Brian R. Cascio

                Brian R. Cascio
                Accounting Branch Chief